UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
—————————
FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of November 2005

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, November 7th, 2005

PRESS RELEASE

Consolidated revenue (1) for the first 9 months of 2005 (2)

(Unaudited IFRS figures)

Continued strong growth:

Revenue up 10.8%

Recurring operating income up 17.3%

VEOLIA ENVIRONNEMENT

9-mos. 2005 (€ m)	9-mos. 2004 (€ m)	% change 2005/2004	Organic growth	External growth	Currency effect
18,111.1	16,348.8	10.8%	9.0%	1.5%	0.3%

The Group’s consolidated revenue rose by 10.8% to €18,111.1m, versus €16,348.8m in the first nine months of 2004. This growth confirmed the trend posted over the first half of the year. Organic growth remained robust at 9.0%.

Revenues deriving from outside France stood at €9,436.4m, or 52% of the total.

VEOLIA WATER

9-mos. 2005 (€ m)	9-mos. 2004 (€ m)	% change 2005/2004	Organic growth	External growth	Currency effect
6,521.5	5,724.1	13.9%	11.6%	2.0%	0.3%

In accordance with IAS 18, revenue now excludes indirect charges and taxes collected on behalf of third parties in the Water division.

•	In France, the engineering and construction business continued to grow and the distribution business performed well, lifting organic growth in revenue to 5%.

(1)	Revenue from ordinary activities
(2)	Fiscal year ending December 31, 2005

1/4

•

Internationally, revenue was up sharply (22.0% at constant scope and exchange rates). The strong growth in Europe (+33.0% at constant exchange rates) was driven by the Braunschweig contract in Germany, other new contracts signed in recent months (in particular in the Czech Republic and in Italy), as well as the five-year price review plan in the UK. In North America, revenue advanced by more than 8%, at constant exchange rates, owing in particular to favorable revenue levels from the Indianapolis contract. In Asia/Pacific, revenue growth was strong, exceeding 20%, underpinned by the start-up of the Shenzhen contract.

•	Several large design build construction contracts in France and abroad enabled Veolia Water Systems to post organic growth in revenue of more than 8.0%.

The Water division posted external growth of 2.0%, deriving from two factors: the acquisition of an engineering concern in Germany in 2004, and in the second quarter of 2005, the division increased its stake in certain Italian water companies.

VEOLIA ENVIRONMENTAL SERVICES (WASTE)

9-mos. 2005 (€ m)	9-mos. 2004 (€ m)	% change 2005/2004	Organic growth	External growth	Currency effect
4,824.6	4,651.6	3.7%	4.5%	-0.6%	-0.2%

Revenue growth in the Environmental Services (waste) division remained stable, consistent with the first half of the year, at 3.7%.

•	In France, organic growth in revenue totaled 2.1%. This growth was achieved despite a relatively unfavorable economic environment affecting the industrial waste activities.

•

Internationally, organic growth in revenue accelerated to 6.6%. The businesses benefited from the increasing impact of integrated contracts, higher tonnages in the UK and strong growth in the Asia/Pacific region (+15.9%). In North America, new contracts, favorable hazardous waste volumes and a high level of activity in industrial services, led to solid revenue growth of 5.4%.

VEOLIA ENERGY

9-mos. 2005 (€ m)	9-mos. 2004 (€ m)	% change 2005/2004	Organic growth	External growth	Currency effect
3,628.5	3,331.1	8.9%	7.9%	0.3%	0.7%

•	In France, revenue was up 7.8% organically and continued to benefit from the increased price of energy in the heating business.

•

Internationally, internal revenue growth was 8.0%. Organic growth was especially high in eastern Europe (22.6%), driven, in particular, by the full impact of new contracts in Poland, Hungary and Romania.

2/4

The net effect of external growth reflects the Group’s efforts to optimize the portfolio of businesses. This included acquisition growth in Spain and the divestiture of the nuclear industry construction business the Energy Services division in France, as well as the German facilities management activity.

VEOLIA TRANSPORTATION

9-mos. 2005 (€ m)	9-mos. 2004 (€ m)	% change 2005/2004	Organic growth	External growth	Currency effect
3,136.5	2,642.0	18.7%	12.5%	5.8%	0.4%

•	In France, revenue increased by 16.2% primarily due to the full effect of urban transit contracts renewed in 2004 and the Toulouse contract, which began on January 1, 2005.

•

Internationally, revenue grew 10.0% organically and benefited from the full effect of the Melbourne contract and the latest developments achieved in the United States (Denver, Los Angeles Metrolink) and Europe (Dublin tramway, Helsinki bus contract).

External growth in Transportation (5.8%) reflected the impact of last September's acquisition of ATC in the US.

Recurring operating income increased 17.3% at current exchange rates (16.4% at constant exchange rates) to €1,321m in the first nine months of 2005 from €1,127m in the year-earlier period.

Each of the divisions contributed to this improvement, which was driven by the increasing maturity of contracts, the favorable impact from the efficiency program, and the accelerated growth. These operating results confirmed the improvement in the Group’s performance.

When taking into account the non-recurring items included in the nine-month 2004 results, consolidated operating income increased 24.9% to €1,321m, versus €1,058m in the year-earlier period.

Net financial debt remained stable at €13.56 billion, versus €13.51 billion at June 30, 2005. After deducting financial receivables and marketable securities, economic net debt totaled €10.8 billion, versus €10.9 billion at June 30, 2005. All investments, including those in the third quarter (acquisition of the heating network of the city of Lodz, acquisition of the transportation company ATC in the US and of Shanks’ toxic waste business in the UK), were financed by operating cash flow generated during the period.

3/4

OUTLOOK

The results for the first nine months of 2005 are supportive of Veolia Environnement's strategic choices centered on selective and profitable growth in the buoyant environmental services market. This allows the company to confirm its growth and profitability expectations.

Important Disclaimer.

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investor contact: Brian Sullivan +(1) 630 371 27 49

Press release also available on our web site: http//veoliaenvironnement-finance.com

Dial-in number for the broadcast of the 2005, 9 months revenue in English: +44 207 784 10 14

Replay number in English: +44 207 784 10 24 (pin code 4994189#), +1 718 354 11 12 (pin code 4994189#)

Replay available from Nov. 7th through Nov. 11th.

4/4

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2005

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel